Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

Yamana Gold Inc. (Yamana)
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, ON
M5J 2J3

Item 2:                                                        Date of Material Change

April 16, 2014.

Item 3:                                                        News Release

A news release with respect to the material change referred to in this report was issued by Yamana through the facilities of Marketwire on April 16, 2014 and subsequently filed on SEDAR at www.sedar.com.  A copy of the news release is attached as Exhibit “A” hereto.

Item 4:                                                        Summary Of Material Change

On April 16, 2014, Yamana, Agnico Eagle Mines Limited (Agnico Eagle) and Osisko Mining Corporation (Osisko) announced the entering into of an agreement (the Arrangement Agreement) pursuant to which Yamana and Agnico Eagle are expected to acquire, by way of a court-approved plan of arrangement (the Arrangement), all of Osisko’s issued and outstanding common shares for total consideration of approximately C$3.9 billion, or C$8.15 per share.  The consideration will be comprised of cash, common shares of Yamana and Agnico Eagle, and shares of a new company (Spinco), which will hold certain assets of Osisko.

Item 5:                                                        Full Description Of Material Change

On April 16, 2014, Yamana, Agnico Eagle and Osisko entered into the Arrangement Agreement pursuant to which Yamana and Agnico Eagle are expected to form a joint acquisition entity (with each company owning 50%) which will acquire, under the Arrangement, all of Osisko’s issued and outstanding common shares.

The Arrangement Agreement provides that Osisko shareholders will receive, in exchange for each Osisko common share: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.43 based on the closing price of C$9.18 for Yamana common shares on the Toronto Stock Exchange (the TSX) as of April 15, 2014); (iii) 0.07264 of an Agnico Eagle common share (a value of C$2.43 based on the closing price of C$33.45 for Agnico Eagle common shares on the TSX as of April 15, 2014); and (iv) one common share of Spinco with an implied value of C$1.20.

Pursuant to the Arrangement, the following assets will be transferred to Spinco: (i) a 5% net smelter royalty (NSR) on the Canadian Malartic Mine; (ii) C$155 million in cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments.

Upon completion of the transaction, Osisko shareholders will own approximately 14.4% of Yamana and approximately 16.7% of Agnico Eagle.

Yamana common shares to be received by the Osisko shareholders pursuant to the Arrangement will be listed on the TSX and New York Stock Exchange and will not be registered under the Securities Act of 1933, as amended, of the United States of America, but will be offered under an exemption to the registration requirements thereunder.

Completion of the transaction is subject to a number of customary conditions, including: (i) approval of the Arrangement by the Québec Superior Court; (ii) a favourable vote of at least 66 2/3% of Osisko shareholders and Osisko optionholders voting together at a special meeting of Osisko shareholders (the Meeting); and (iii) the receipt of all necessary regulatory and stock exchange approvals.

Pursuant to the Arrangement Agreement, Osisko is subject to customary non-solicitation covenants and has agreed to pay a break-fee of C$195 million to Yamana and Agnico Eagle, to be shared equally, and to pay an expense reimbursement of C$20 million to Yamana and Agnico Eagle, to be shared equally, under certain circumstances.

The Osisko board of directors has unanimously determined that the Arrangement Agreement is in the best interests of Osisko and its shareholders and will recommend that Osisko shareholders vote in favour of the Arrangement.

Yamana and Agnico Eagle have entered into lock-up agreements with respect to the Arrangement with each of the directors and officers of Osisko and certain other Osisko shareholders in respect of Osisko common shares representing in the aggregate approximately 4.5% of the outstanding common shares of Osisko.  Pursuant to the lock-up agreements, and subject to certain exceptions, the locked-up shareholders have agreed to vote Osisko common shares, inclusive of Osisko common shares which are not locked-up, representing approximately 5.3% of the outstanding Osisko common shares as of the dates of the lock-up agreements in favour of the transaction at the Meeting.

The terms and conditions of the Arrangement Agreement will be disclosed in more detail in Osisko’s management information circular, which is expected to be filed and mailed to Osisko’s shareholders in late April, 2014 or early May, 2014.

In connection with the Arrangement Agreement, Yamana and Agnico Eagle have entered into a joint acquisition agreement (the Joint Acquisition Agreement).  The Joint Acquisition Agreement provides that all decisions to be made by Yamana and Agnico Eagle with respect to the Arrangement under the Arrangement Agreement will be made jointly by mutual agreement, including any decision on behalf of Yamana and Agnico Eagle to amend, modify or waive any term or condition of the Arrangement Agreement, to terminate the Arrangement Agreement in accordance with its terms, or to determine whether conditions in the Arrangement Agreement have been satisfied.  The Joint Acquisition Agreement also provides for Yamana’s and Agnico Eagle’s cooperation to negotiate and finalize all of the contemplated agreements and documents in connection with the Arrangement, including investment commitment letters, a partnership agreement to govern their joint ownership of Canadian Malartic property and a shareholders agreement to govern their joint ownership of Osisko.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to Yamana, information contained herein constitutes forward-looking statements, including any information as to Yamana’s strategy, plans or future financial or operating performance.

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Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include Yamana’s expectations in connection with the closing of the Arrangement and the related transactions, the expected production and exploration, development and expansion plans at Yamana’s projects discussed herein being met, the impact of proposed optimizations at Yamana’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in Yamana’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in Yamana’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding Yamana’s expected financial and operational performance and results as at and for the periods ended on the dates presented in Yamana’s plans and objectives and may not be appropriate for other purposes.

Item 6:                                                        Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

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Item 8:                                                        Executive Officer

The name and business telephone number of the executive officer of Yamana who is knowledgeable about the material change and this report is:

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary
Phone: (416) 815-0220

Item 9:                                                        Date of Report

April 25, 2014.

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EXHIBIT “A”

News Release

See attached.

YAMANA GOLD AND AGNICO EAGLE ANNOUNCE A FRIENDLY ACQUISITION AGREEMENT WITH OSISKO MINING CORPORATION

—C$8.15 per share offer provides superior shareholder value—

TORONTO, ONTARIO, April 16, 2014 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana”), Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) and Osisko Mining Corporation (TSX:OSK; Deutsche Boerse:EWX) (“Osisko”) are pleased to announce that they have entered into an agreement (“the Agreement”) pursuant to which Yamana and Agnico Eagle will jointly acquire 100% of Osisko’s issued and outstanding common shares for a total consideration of approximately C$3.9 billion or C$8.15 per share.  The total offer consists of approximately C$1.0 billion in cash, approximately C$2.33 billion in Yamana and Agnico Eagle shares, and shares of a new company (“Spinco”) with an implied value of approximately C$575 million.

The offer represents approximately an 11% premium to the implied value of the current Goldcorp Inc. (“Goldcorp”) hostile bid.  Yamana, Agnico Eagle and Osisko will host a joint conference call today at 10:00 a.m. EDT to discuss the transaction.

Terms of the Agreement

Under the Agreement, Yamana and Agnico Eagle will form a joint acquisition entity (with each company owning 50%) which will acquire, by way of a plan of arrangement, all of the outstanding common shares of Osisko.  Upon closing of the transaction, Yamana and Agnico Eagle will each own 50% of Osisko, and will form a joint committee to operate the Canadian Malartic mine in Québec.  The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef, Pandora, and Wood-Pandora properties.

Upon implementation of the Agreement, each outstanding common share of Osisko will be exchanged for:

(i)                                     C$2.09 in cash;

(ii)                                  0.26471 of a Yamana common share (a value of C$2.43 based on the closing price of C$9.18 for Yamana shares on the Toronto Stock Exchange as of April 15, 2014);

(iii)                               0.07264 of an Agnico Eagle common share (a value of C$2.43 based on the closing price of C$33.45 for Agnico Eagle shares on the Toronto Stock Exchange as of April 15, 2014); and

(iv)                              one new common share of Spinco with a value of C$1.20 per share.

Pursuant to the plan of arrangement, certain assets of Osisko will be transferred to Spinco, the shares of which will be distributed to Osisko shareholders as part of the consideration.  The following will be transferred to Spinco:

(i)                                     a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine;

(ii)                                  C$155 million cash;

(iii)                               a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and the Pandora and Wood-Pandora properties;

(iv)                              all assets and liabilities of Osisko in its Guerrero camp; and

(v)                                 other investments.

The total value of the transaction is C$3.9 billion, or C$8.15 per common share of Osisko on a fully diluted basis.  Following the completion of the transaction, Osisko shareholders will own approximately 14.4% of Yamana and approximately 16.7% of Agnico Eagle.

Value to Osisko Shareholders

•                  Values Osisko at C$3.9 billion or C$8.15 per share — a premium to the current implied value of Goldcorp’s revised bid for Osisko and Osisko’s current trading levels

•                  In addition to significant continued participation in the Canadian Malartic mine, shareholders gain exposure to two of the leading mid-tier Americas gold producers

•                  Participation in Spinco, which will hold a portfolio of exploration assets with the ability to self-finance through its existing cash holdings and a 5% NSR on the Canadian Malartic mine

•                  Potential additional upside from a 2% NSR on the above mentioned exploration properties in Québec and Ontario, and Osisko’s 100% owned land package in Guerrero, Mexico

Osisko’s Board of Directors has unanimously determined that the Agreement is in the best interests of Osisko and its shareholders and will recommend that Osisko shareholders vote in favour of the Agreement. Shareholders, including the directors and senior officers of Osisko, holding in aggregate approximately 4.5% of the issued and outstanding common shares of Osisko, have entered into voting agreements with Yamana and Agnico Eagle, pursuant to which they have agreed to vote their shares in favor of the Agreement.

Sean Roosen, President and CEO of Osisko stated:  “Ten years ago we embarked on a journey to find a gold deposit.  It was a plan that grew into the successful and highly profitable world class mine that is now Canadian Malartic.  From the beginning, we have never strayed from our objective of building shareholder value.  With the announcement today of the combined bid by Yamana and Agnico Eagle, I believe we have delivered shareholders the superior value option to the hostile attempt to acquire our Company.  The new Spinco will be well funded with C$155 million in cash, strong participation in the future cash flow from the Canadian Malartic camp through our 5% NSR, potential future benefits from the balance of Osisko’s Canadian exploration portfolio through an overall 2% NSR, and a 100% ownership of Osisko’s significant greenstone exploration project in Guerrero.  The new Spinco will be a company with regular and strong cash flow, strong future potential for increasing cash flow, and tremendous upside exploration potential.”

Strategic Rationale for Yamana

Yamana is a proven operator with the stated objectives of operating in mining friendly jurisdictions in the Americas with a balanced approach to production growth, cost containment and margin preservation to maximize and increase cash flow.  This partnership with Agnico Eagle provides Yamana with significant production growth at costs consistent with its existing cost structure, enhanced generation of cash flow and an expanded future project pipeline.  It will also provide entry into one of the world’s best mining jurisdictions without the level of risk generally associated with new locales given the strong operational management at Canadian Malartic and Agnico Eagle’s decades-long experience in the region.

Peter Marrone, Chairman and Chief Executive Officer of Yamana commented: “At Yamana, we focus on both top-line and bottom-line growth as we strive to deliver value to shareholders, and with this acquisition we expect to deliver exceptional value to our shareholders.  This acquisition provides value across all key per share metrics.  The Canadian Malartic mine is a world class asset that will become a cornerstone in our portfolio alongside Chapada and El Peñón.  We are also pleased with this relatively low risk entry into Québec, a province with an established pedigree of mining that complements our existing presence in the Americas.  Consistent with our disciplined and balanced approach to growth, we are able to acquire 50% of the Canadian Malartic mine and the other Canadian development and exploration properties of Osisko while maintaining our strong balance sheet and financial flexibility.

“We are delighted with our improved structure and offer.  With Agnico as our partner, the operational management at Canadian Malartic and as we open our own operational office in Québec, these benefits will be further enhanced with our collective experience with large open pit conventional mining with their jurisdictional expertise.  We are pleased with our entry into Québec and we look forward to increasing our profile in this mining friendly jurisdiction.”

Strategic Rationale for Agnico Eagle

Agnico Eagle has a long history of operating in Québec, and the Osisko acquisition is a great strategic fit with the company’s existing production platform in the Abitibi region.  The acquisition enhances Agnico Eagle’s existing production and cost profile, increases reserves and resources, and is expected to increase free cash flow generation. Partnering with Yamana allows Agnico Eagle to maintain a strong balance sheet, and keep equity dilution at a minimum.  The transaction fits strategically and is in line with the size of some of Agnico Eagle’s previous acquisitions, but comes without permitting construction or start-up risk.

Sean Boyd, President and Chief Executive Officer of Agnico Eagle stated: “Agnico Eagle has approximately 50 years of operating history in Québec, and over that time the company has continued to expand its mining presence in a measured and systematic way.  This transaction further enhances our Québec operating platform through the addition of a fourth producing mine.  With this acquisition, Agnico Eagle will become Québec’s largest gold producer, which demonstrates our commitment to Québec and various stakeholders in the Province.

“Traditionally, Agnico has focused on acquisitions with minimal dilution to shareholders.  With Osisko shareholders holding a 16.7% interest in Agnico Eagle after the transaction, we believe that the dilution is in line with many of the Company’s previous acquisitions.  However, this transaction comes without permitting, construction capital, or start-up risk, and is immediately accretive to Agnico Eagle on a number of key per share metrics.  In addition, the transaction is expected to lower our total cash costs and all-in sustaining costs.

“We look forward to working with Yamana as a partner at the Canadian Malartic mine, and at the exploration properties. Yamana’s expertise at their large open pit Chapada copper-gold mine in Brazil should complement our operating experience at Meadowbank and in the Abitibi region.”

The transaction is subject to the approval of Osisko shareholders by a two thirds vote at a meeting to be held later in May 2014.  The approval of the shareholders of Yamana and Agnico Eagle is not required.  The Agreement is expected to close by early June 2014 following receipt of all shareholder and court, regulatory and exchange approvals.

Pursuant to the terms of the Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Yamana and Agnico Eagle have a 5 business day right to match such proposal, and under certain circumstances in the event Osisko’s Board of Directors changes its recommendation or terminates the Agreement, Osisko has agreed to pay a termination fee of C$195 million to Yamana and Agnico Eagle, shared equally. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Yamana’s and Agnico Eagle’s expenses in the amount of C$10 million each for their costs.

Osisko’s Board of Directors has determined that the offer by Yamana and Agnico Eagle is superior to the proposal made by Yamana on April 2nd, 2014 and the parties have agreed to terminate their agreement.  Yamana has agreed to waive its break fee under the agreement.

Yamana has engaged Canaccord Genuity Corp. as its financial advisor and Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors in connection with the Agreement.  Yamana has also engaged National Bank Financial Markets to provide an opinion as to the fairness of the consideration payable by Yamana, from a financial point of view, to Yamana.

Agnico Eagle has engaged TD Securities Inc. and Bank of America Merrill Lynch as its financial advisors and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the Agreement.

Osisko has engaged BMO Capital Markets and Maxit Capital LP as its financial advisors and Bennett Jones LLP and Stikeman Elliott LLP as its legal advisors in connection with the Agreement.

Conference Call Information

Yamana, Agnico Eagle and Osisko will host a conference call on Wednesday, April 16, 2014 at 10:00 a.m. EDT, where senior management of each company will discuss the details of the transaction.

Toll Free (North America):	1-800-769-8320
Toronto Local and International:	416-340-9432
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 6977252
Toronto Local and International:	905-694-9451	Passcode 6977252

The conference call replay will be available from 1:00 p.m. EDT on April 16, 2014 until 11:59 p.m. EDT on April 30, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About Osisko

Osisko Mining Corporation operates the Canadian Malartic Gold Mine in Malartic, Québec and is pursuing exploration on a number of properties, notably in Québec, Ontario and Mexico.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge

Vice President, Corporate Communications and Investor Relations

416-815-0220

1-888-809-0925

Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the closing of the Agreement and the related transactions, the expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.